UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: October 4, 2010
	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VimpelCom combines with Weather to create new global telecom group

Amsterdam, October 4, 2010: VimpelCom Ltd. (“VimpelCom”) and Weather Investments S.p.A. (“Weather”) are pleased to announce that they have signed an agreement today to combine the two groups (the “Transaction”) creating the world’s fifth largest mobile telecommunications carrier by subscribers with pro forma net operating revenues of US$21.5 billion and pro forma EBITDA of US$9.5 billion for the year ended 31 December, 2009.

At the closing of the Transaction, VimpelCom Ltd will own, through Weather, 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”) and 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”). Under the terms of the Transaction, Weather shareholders will contribute to VimpelCom their shares in Weather in exchange for a consideration consisting of 325,639,827 newly issued VimpelCom common shares, US$1.8 billion in cash and certain assets that will be demerged from Orascom Telecom and from Wind Italy. The Weather interests in these assets, which principally comprise Orascom Telecom’s investments in Egypt and North Korea, will be transferred to the current Weather shareholders. Wind Hellas Telecommunications S.A. in Greece is entirely excluded from the Transaction.

The VimpelCom shares issued to Weather shareholders at the closing of the Transaction will represent a 20.0% economic interest and a 18.5% voting interest in the enlarged VimpelCom group. Upon issuance of the new VimpelCom shares, Telenor ASA, holding through its subsidiaries Telenor Mobile Communications AS and Telenor East Invest AS (“Telenor”), and Altimo Holdings & Investments Limited, holding through its subsidiary Altimo Cooperatief U.A. (“Altimo”), will hold 31.7% and 31.4% of the economic rights and 29.3% and 36.4% of the voting rights, respectively, of VimpelCom. Minority shareholders in VimpelCom will represent 17.0% of the economic rights and 15.7% of the voting rights.

It is intended that Weather will designate two members to an enlarged VimpelCom board of eleven members, while Telenor and Altimo will each continue to designate three board members. Three board members will continue to be unaffiliated with any major shareholder.

The terms of the signed agreement were unanimously approved on 3 October 2010 by both the VimpelCom Supervisory Board and the Weather Board of Directors.

Jo Lunder, the Chairman of VimpelCom, commented:

“VimpelCom’s Supervisory Board has fully endorsed VimpelCom’s expansion strategy and the proposed transaction with Weather. This combination creates a top tier global telecoms company with strong platforms across Europe, Asia and Africa. The Board is confident that this transaction will create significant long-term value for all our shareholders.”

Naguib Sawiris, the Chairman of Weather, commented:

“This landmark transaction is a true reflection of the high quality of our Orascom Telecom and Wind Italy assets and of the significant value that we have created over the years for our shareholders. We share a common vision with our new partners at VimpelCom of the exciting prospects of our new, enlarged and diversified telecoms platform. Moreover, I am confident that our minority shareholders in Orascom Telecom will benefit from the synergies created by the combination of the two entities, especially in the area of procurement, and by the overall strengthening and de-risking of the Orascom Telecom balance sheet. I am looking forward to being fully involved in the new group and to joining VimpelCom’s Supervisory Board.”

Alexander Izosimov, Chief Executive Officer of VimpelCom, added:

“Today’s announcement marks a transformational transaction for VimpelCom. It offers our shareholders exposure to attractive growth markets in both Asia and Africa and the opportunity to diversify further our revenue base in terms of geography, currency and market characteristics. It also positions VimpelCom to take full advantage of the significant opportunities that we see in the fast-growing mobile data services market and to leverage the experience that already exists in this area within Wind Italy and other parts of the Weather group. We are looking forward to working with our new partners in Weather and their impressive management expertise in both developed and developing markets and to unlocking the full synergy potential of the proposed combination.”

Key operational and financial information

On closing of the Transaction , VimpelCom will become the fifth largest mobile platform in the world by subscribers, with:

•	operations in a total of 20 countries in Europe, Asia, Africa and North America with approximately 850 million people living within the coverage area

•	pro forma net operating revenues of US$21.5 billion for the year ended December 31, 2009

•	pro forma EBITDA of US$9.5 billion and an EBITDA margin of approx. 44% for 2009

Transaction rationale

The combination of VimpelCom with Weather will lead to substantial value creation for shareholders, both in the short and long term.

The Transaction will substantially increase the scale of operations and will create a new global telecom player with over 174 million mobile subscribers.

VimpelCom’s revenue base will be significantly diversified. Based on 2009 pro forma revenues, the existing operations in Russia will represent 35% and Wind Italy will represent 34% of the combined company. The group will also have an attractive mix of developed and emerging market assets in Eastern Europe, Asia and Africa. The combined group will have a balanced business risk profile enhancing its ability to pursue profitable growth, including in mobile data services.

There is significant potential for value creation from synergies between VimpelCom and Weather’s operations, with an estimated net present value of US$2.5 billion. These synergies will be primarily derived from procurement opex and capex.

Financing

The cash consideration of US$1.8 billion will be financed from existing cash balances and new debt facilities.

In addition, the Transaction will trigger certain change of control provisions of existing debt in the Weather group which might require the refinancing of some of these debt instruments. VimpelCom and Weather expect to launch the required financing process including solicitation of consents where appropriate in October/November. The companies have received highly confident letters from financing banks for the planned refinancing.

Total incremental debt to be raised after taking account of waivers of existing debt is expected to be in the range of approximately US$2.0 to 2.5 billion. This will bring post transaction net debt up to US$24 billion.

The financing is expected to continue to utilise ring fenced financing structures at the Wind Italy and Orascom Telecom level, with part of Orascom Telecom’s debt at the holding company level being refinanced via an inter-company loan from VimpelCom. All of Orascom Telecom’s subsidiary debt is expected to remain in place. Part of the refinancing requirements might also be met from disposal of non-core assets.

VimpelCom’s financial position will remain strong following closing of the Transaction. VimpelCom’s pro forma net debt to LTM EBITDA ratio as at 30 June, 2010 is up to 2.5 times post transaction and is anticipated to decrease rapidly over the following years.

Dividend policy

VimpelCom’s dividend policy, to distribute annually at least 50% of the combined free cash flow from Kyivstar and OJSC VimpelCom’s Russian operations, is confirmed.

Share sale and exchange agreement terms

The conditions precedent to closing of the Transaction include, among others, receipt of consents required under competition or anti-trust laws in certain jurisdictions; receipt of corporate approvals, including board approvals; VimpelCom shareholder approval for the issuance of VimpelCom shares in connection with the Transaction and any other required matters; financing; and execution of a binding shareholders’ agreement between Altimo, Telenor and Weather shareholders. If a condition precedent cannot be met, the agreement can be terminated.

The Orascom Telecom assets intended to be demerged post closing include the 34.7% stake in the Egyptian Company for Mobile Services (“ECMS”) held 20% directly and 14.7% indirectly via MobiNil Telecommunications S.A.E, the 75.0% stake in Koryolink in North Korea and certain sub-sea cable and internet portal operations. The Wind Italy assets to be demerged include the Libero internet portal, Wind International Services wholesale carrier subsidiary and the operation of a sub-sea cable between Italy and Greece. The precise transaction structure for transfer of these assets will be further worked out and communicated at a later stage.

The assets to be demerged or disposed will be subject to appropriate documentation and clearances, including Orascom Telecom shareholder approval.

In case the intended demergers cannot be effected, due to regulatory or other reasons, alternative plans are to be implemented.

Estimated timetable

Under the share sale and exchange agreement, final board and shareholder approvals for the Transaction are required to be obtained from both companies. It is expected that the VimpelCom EGM will occur before the year end with receipt of regulatory approvals and completion of the Transaction expected in Q1 2011. The demergers should be completed by Q3 2011.

Analyst and fund manager conference call

Alexander Izosimov, CEO of VimpelCom, and Khaled Bichara, CEO of Weather, will be hosting a conference call for analysts and fund managers on October 4th at 16:30 London; 17:30 CET; 19:30 Moscow; and 11:30 US ET. The dial-in details are provided below:

International:	+1 913 312 1397
US toll free:	+1 888 256 9134
Conference call pass code:	2781412

The call and slide presentation may be accessed via webcast at: http://www.vimpelcom.com

Advisors

VimpelCom has engaged UBS Investment Bank and Deutsche Bank AG to act as its financial advisors and Akin Gump Strauss Hauer & Feld LLP to act as its legal advisor.

Citigroup Global Markets Limited acted as financial advisor and provided a fairness opinion to the Supervisory Board of VimpelCom.

Weather has engaged Lazard, EFG-Hermes and Credit Suisse to act as its financial advisors and Cleary Gottlieb Steen & Hamilton to act as its legal advisor.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

About Weather

Weather Investments S.p.A. is a leading international telecommunications company offering mobile, fixed, Internet and international communication services to 123 million subscribers in Algeria, Bangladesh, Egypt, Greece, Italy, Pakistan, Tunisia and North Korea. Weather’s subsidiary Orascom Telecom Holding has an indirect equity ownership in Globalive Wireless which operates mobile services in Canada. Weather Investments operates through its subsidiaries Orascom Telecom Holding S.A.E., Wind Telecomunicazioni S.p.A. and Wind Hellas Telecommunications S.A. Weather is owned 72.65% by Weather Investments II S.a.r.l. (which is itself owned by the Sawiris family) and the balance by certain financial investors.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of, and approvals relating to the Transaction; the expected timing of the completion of the Transaction including the intended demergers; the expected benefits of the Transaction; plans relating to the proposed Transaction; the ability to complete the Transaction in view of the various closing conditions; the possibility that the Transaction may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s or Weather’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Weather’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom and Weather each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin VimpelCom Investor_Relations@vimpelcom.com Tel: +7 495 974 58 88 www.vimpelcom.com	Stefano Songini Weather Investments S.p.a. ir@mail.wind.it Tel: +39 06 83 11 30 99

Questions regarding Media and Public Relations:

For VimpelCom Ltd:	For Weather Investments S.p.A.: Twister Group

Elena Prokhorova VimpelCom eeprokhorova@beeline.ru Tel: +7 495 725 07 08	Maria Elena Caporaletti mcaporaletti@twistergroup.it Tel: +39 0243 81 14604 Andrea Monzani amonzani@twistergroup.it Tel : +39 0243 81 14208

For all other questions, please contact our communications advisor Financial Dynamics:

UK:	+44 (0) 20 7269 7180
US:	+1 (212) 850 5723